A3 12/16

PW



10032586

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC Mail Processing Section
RECEIVED
NOV 29 2010
Washington, DC

SEC FILE NUMBER
8- 34626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 9/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Broadway, Suite 1100
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

303-623-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 1400	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Diana M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

S.V.P. and Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ERIC TSUYOSHI PARSONS
NOTARY
8/29/2014
PUBLIC
STATE OF COLORADO

ALPS Distributors, Inc.

September 30, 2010

Contents

Independent Accountants' Report **1**

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Schedule

Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934 10

Independent Accountants' Report on Internal Control **11**

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation **13**

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC – 7)] to the Securities Investor Protection Corporation (SIPC) **14**

BKD LLP
CPAs & Advisors

Wells Fargo Center
1700 Lincoln Street, Suite 1400
Denver, CO 80203-4514
303.861.4545 Fax 303.832.5705 www.bkd.com

Independent Accountants' Report

Audit Committee
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Denver, Colorado
November 22, 2010

ALPS Distributors, Inc.

Statement of Financial Condition

September 30, 2010

Assets

Current Assets	
Cash	$ 410,804
Restricted cash	2,416,985
Distribution fees receivable, net of allowance; $21,806	1,355,451
CRD deposit	64,763
Total assets	$ 4,248,003

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 3,561
Accrued expenses	2,416,985
Total liabilities	2,420,546
Stockholder's Equity	
Paid-in capital	1,171,505
Retained earnings	655,952
Total stockholder's equity	1,827,457
	$ 4,248,003

ALPS Distributors, Inc.
Statement of Income
Year Ended September 30, 2010

Revenues	
Distribution fees	$ 7,498,935
Reimbursed costs	1,674,986
Interest	915
	9,174,836
Expenses	
General and administrative	3,597,509
Regulatory fees	1,512,448
	5,109,957
Net Income	$ 4,064,879

ALPS Distributors, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2010

	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2009	$ 643,110	$ 471,955	$ 1,115,065
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	-	(3,880,882)	(3,880,882)
Capital contributions	528,395	-	528,395
Net income	-	4,064,879	4,064,879
Balance at September 30, 2010	$ 1,171,505	$ 655,952	$ 1,827,457

ALPS Distributors, Inc.

Statement of Cash Flows

Year Ended September 30, 2010

Operating Activities	
Net income	$ 4,064,879
Items not requiring (providing) cash	
Deemed distributions to ALPS Holdings, Inc. for net revenues collected in excess of expenses paid by ALPS Fund Services, Inc. (Note 3)	(3,880,882)
Changes in	
Distribution fees receivable	(456,597)
Restricted cash	(2,416,985)
Accounts payable and accrued expenses	2,417,325
CRD deposits	(5,220)
Net cash used in operating activities	(277,480)
Financing Activities	
Capital contributions	528,395
Net cash provided by financing activities	528,395
Increase in Cash	250,915
Cash, Beginning of Year	159,889
Cash, End of Year	$ 410,804

ALPS Distributors, Inc.
Notes to Financial Statements
September 30, 2010

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ALPS Distributors, Inc. (the Company or ADI) is a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of the paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At September 30, 2010, cash equivalents consisted of one interest-bearing cash account.

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under that program, through December 31, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010, through December 31, 2012, at all FDIC-insured institutions.

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At September 30, 2010, the Company's interest-bearing cash accounts did not exceed federally insured limits.

Restricted Cash

Restricted cash consists of amounts held by the Company for the benefit of certain customers.

Accounts Receivable

Accounts receivable are stated at the amount billed to fund clients. Accounts receivable are ordinarily due upon receipt of the invoice. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Accounts past due more than 120 days are considered delinquent. Delinquent receivables may be written off based on specific circumstances of the fund clients. The Company extends unsecured credit to its customers.

Income Taxes

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company files consolidated income tax returns with AHI. Based on the expense allocation agreement with ALPS Fund Services, Inc. (AFS) (Note 3), allocable income tax expense of AHI to ADI is paid by AFS. Thus no provision for income taxes has been recorded in these financial statements.

Revenue Recognition

Revenue from the services provided by the Company is recognized as the services are provided to customers.

Subsequent Events

Subsequent events have been evaluated through November 22, 2010, which is the date the financial statements were available to be issued.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requirement. In July 2010, the Company elected the alternative net capital method. This method establishes a minimum

net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. At September 30, 2010, the Company had net capital of $407,243, which was $157,243 in excess of its required net capital of $250,000.

Note 3: Related-party Transactions

ADI and AFS have entered into an expense allocation agreement, which calls for AFS to pay various overhead and operating expenses of ADI and ADI agrees to reimburse AFS for such costs paid by AFS on its behalf. AFS allocates and ADI records expenses in amounts determined according to the reasonable allocation, applied on a consistent basis, determined for fiscal year 2010 to be ADI's percentage of revenue to the total consolidated revenue of AHI.

Concurrent with the expense allocation agreement, ADI and AHI entered into a dividend agreement, which calls for ADI to pay AHI dividends consisting of, among other things, receivables and other revenues actually collected reduced by expenses and liabilities accrued or paid by ADI, or allocated to ADI for accrual as a liability and payment by ADI, and further reduced by any amount so as to permit ADI to maintain net capital at all times of not less than $100,000 or 140% of ADI's Net Capital requirement, whichever is greater.

For the year ending September 30, 2010, ADI had deemed distributions to AHI in the amount of $3,880,882, which consisted of the excess of payments to AHI in accordance with the dividend agreement above the expenses paid on behalf of ADI by AFS in accordance with the expense allocation agreement.

Note 4: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major Customers

The Company has two major customers (customers who account for more than 10% of revenues) who accounted for approximately 39% of total revenues for the year ended September 30, 2010. Accounts receivable from two customers exceeded 24% of accounts receivable at September 30, 2010.

Current Economic Conditions

The current protracted economic decline continues to present service providers with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of assets, declines in the volume of business, constraints on liquidity and

difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect our results of operations in future periods. The current instability in the financial markets may significantly impact the volume of future sales which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact the Company's ability to maintain sufficient liquidity.

Supplementary Schedule

ALPS Distributors, Inc.
Computation of Net Capital under
Rule 15c3-1 of the Securities Exchange Act of 1934
September 30, 2010

Net Capital		
Total stockholder's equity	$	1,827,457
Deductions		
Non-allowable assets		
Distribution fees receivable		1,355,451
CRD deposits		64,763
Net capital	$	407,243
Computation of Alternate Net Capital Requirements		
2% of aggregate debit items (or $250,000, if greater)	$	250,000
Excess net capital	$	157,243

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A5 Part II filing as of September 30, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

Independent Accountants' Report on Internal Control

Audit Committee
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of ALPS Distributors, Inc. (the Company), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies,

in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 22, 2010

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Audit Committee
ALPS Distributors, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by ALPS Distributors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ALPS Distributors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ALPS Distributors, Inc.'s management is responsible for the ALPS Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010, noting no differences.

3. Noted no adjustments to be reported on Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the listing of assessment payments noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 22, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034626 FINRA SEP
ALPS DISTRIBUTORS INC
ATTN COMPLIANCE OFFICER
PO BOX 328
DENVER CO 80201-0328

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,370

B. Less payment made with SIPC-6 filed (exclude interest) (5,581)
5/10/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4,789

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,789

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,789

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALPS Distributors, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

S.V.P. and Corporate Controller
(Title)

Dated the 17 day of November, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Oct. 1, 2009 and ending Sept. 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,174,836

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 4,916,174

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 110,692

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 5,026,866

2d. SIPC Net Operating Revenues $ 4,147,970

2e. General Assessment @ .0025 $ 10,370

(to page 1, line 2.A.)